US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

July 29, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.- Registration Statement on Form S-1

Amendment No. 7

Filed June 24, 2013

Filing No. 333-179765

Dear: Mr. Dobbie

In response to your letter dated June 24, 2013 which included comments regarding our registration statement, we have prepared the following responses:

Management’s Discussion and Analysis, page 24

1. Please revise to discuss the nature of the sales in your interim period.

Response: The disclosure has been revised to discuss the nature of the sales during the interim period.

Financial Statements

Condensed Statements of Operations, page 64

2. Refer to prior comment 2. Please clarify for us whether the $3,000 deposit used for shipping expenses relates to shipping expenses for the parts sales recorded on your statement of operations for the three months ended February 28, 2013. If so, tell us why the income statement does not appear to reflect the shipping expense as a component of cost of goods sold along with the related liability. Please advise or correct as necessary.

Response: See updated May 31, 2013 financial statements.  We have included the $3,000 shipping expense in the “Six months ended May 31, 2013” column under general and administrative expenses since the shipping costs were related to shipping the parts to the customer.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/Dmitrijs Podjubnijs

Dmitrijs Podlubnijs

July 29, 2013